PUMA

04 FEB -2 AM 7:21

BEATE GABRIEL FINANCE ■ BEATE.GABRIEL@PUMA.COM

PUMA AG ■ WÜRZBURGER STR. 13 ■ D-91074 HERZOGENAURACH ■ TEL +49 9132 81 2375 ■ FAX +49 9132 81 2526

Office of Int. Corporate Finance
Securities and Exchange Commission
Mail Stop 3 - 9
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

04012514

SUPPL

30.01.2004

Rule 12g3-2(b) Submission
File No. 82-4369
PUMA AG Rudolf Dassler Sport

Dear Sirs,

Please find attached the preliminary results for the fiscal year 2003 in English language.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

Best regards

PUMA AG Rudolf Dassler Sport

B. Gabriel

Beate Gabriel
(Finance)

Encls.

G:\CONTROL\GABRIEL\WINWORD\BO\BRIEFE\SEC.doc

For immediate release

	MEDIA CONTACT:	INVESTOR CONTACT:
U.S.A.:	Lisa Beachy, Tel. +1 617 488 2945	
Europe:	Ulf Santjer, Tel. +49 9132 81 2489	Dieter Bock, Tel. +49 9132 81 2261

PUMA® sets new records in sales and earnings

Herzogenaurach, Germany, January 30, 2004 – PUMA AG Rudolf Dassler Sport herewith announces its preliminary consolidated results for fiscal year 2003.

PUMA was able to further strengthen its position as a highly desirable sportlifestyle brand in FY 2003. Preliminary results for FY 2003 show that PUMA's global branded sales (consolidated sales plus sales of licensees) rose significantly, increasing by almost 23%, from € 1.4 billion to € 1.7 billion. This corresponds to a currency-adjusted growth rate of over 30%. Consolidated sales improved for the ninth consecutive year, increasing significantly by 40.0% from € 910 million to € 1,274 million. Without currency fluctuations consolidated sales increased more than 48%. All regions and product segments contributed to this extraordinary performance. Pre-tax profit more than doubled for the third consecutive year, reaching € 264 million. Earnings per share more than doubled from € 5.44 to € 11.26. As a result of the appositive development in the fourth quarter, expectations were once again clearly surpassed. During 2003 PUMA's share price rose 115%, standing at € 140.00 at the year's end.

In line with the sales increase PUMA's gross profit margin reached a record level of 48.7%. Despite continued high investments in brand-building initiatives and concepts, total SG&A expenses were further reduced from 33.4% to 29.6% of sales. Pre-tax profit increased by 112.3% to € 264 million versus € 124 million in the previous year, and the gross yield improved from 13.7% to 20.7%. Based on a tax rate of 31.9% (32.0%), consolidated net earnings rose from € 85 million in 2002 to € 179 million. This corresponds to a net return of 14,1% versus 9.3% in 2002.

Despite the increase in balance sheet totals, the equity ratio improved substantially from 48.0% to 54.7%. The net cash position rose from € 94 million to € 174 million. Thus PUMA further improved its very sound financial position.

At the end of 2003 the order level was 36.0% or € 191 million higher than in the previous year, reaching a new all-time high, for the eigth consecutive year, of € 722 million. Excluding the first time consolidation of Japan, orders were up by 26.6%.

Jochen Zeitz, PUMA's Chairman and CEO said: "The results we have achieved impressively demonstrate the success of our brand and company strategy. In view of PUMA's positioning as a desirable sportlifestyle brand and the strong order backlog increase for 2004, we are expecting sales growth of over 10% for the sixth consecutive year."

Preliminary results	**2003** € Mio.		**2002** € Mio.		Deviation
Global brand sales	1.692		1.380		22,6%
Consolidated net sales	1.274	100,0%	910	100,0%	40,0%
Gross Profit	620	48,7%	397	43,6%	56,2%
EBIT	263	20,7%	125	13,7%	110,5%
EBT	264	20,7%	124	13,7%	112,3%
Net earnings	179	14,1%	85	9,3%	111,3%
Outstanding shares, basic	15.932		15.611		
Earnings per share, basic (€)	11,26		5,44		107,0%
Future orders as of Dec. 31	722		531		36,0%

Financial Calendar:

February 27, 2004	Financial Statement FY2003, Press Conference and Analyst Conference Call
April 20, 2004	Shareholders' Meeting
April 27, 2004	Release of Q1 results for 2004 and Analyst Conference

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